AB 10/6

PW



10032323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

SEP 29 2010

Washington, DC 110

SEC FILE NUMBER
8- 18390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2009 (MM/DD/YY) AND ENDING 7/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST GEORGETOWN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 DIAGONAL ROAD
(No. and Street)

ALEXANDRIA	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT T. MANN 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODMAN AND COMPANY, LLP.
(Name – *if individual, state last, first, middle name*)

111 ROCKVILLE PIKE #600	ROCKVILLE	MD	20850
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, ROBERT T. MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST GEORGETOWN SECURITIES, INC., as of JULY 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS.

Signature

PRESIDENT

Title

Notary Public


LUBABA M. HASSAN
Notary Public
Commonwealth of Virginia
7310660
My Commission Expires Dec 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) FOOTNOTES

x (p) STATEMENT OF CASH FLOWS

Financial Statements
For the 52 Week and
53 Week Periods Ended
July 30, 2010 and
July 31, 2009

First Georgetown Securities, Inc.

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

First Georgetown Securities, Inc.

Contents



Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Registered Public Accounting Firm

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying statements of financial condition of ***First Georgetown Securities, Inc.*** (a Delaware corporation) as of July 30, 2010 and July 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the 52 week and 53 week periods then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***First Georgetown Securities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***First Georgetown Securities, Inc.*** as of July 30, 2010 and July 31, 2009, and the results of its operations and its cash flows for the 52 week and 53 week periods then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman + Company, LLP

Rockville, Maryland
September 27, 2010

111 Rockville Pike, Suite 600
Rockville, MD 20850-5120

ph 240.403.3700
fax 240.403.3701

First Georgetown Securities, Inc.

Statements of Financial Condition

July 30, 2010 and July 31, 2009	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 4,413	$ 4,991
Accounts receivable - broker and dealer - net	64,202	69,640
Trading securities owned at market value	225,237	201,209
Deferred income taxes	666	650
Prepaid expenses	3,694	4,502
Total current assets	298,212	280,992
Property and equipment - net	8,403	10,376
	$ 306,615	$ 291,368
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$ 9,148	$ 9,283
Accrued payroll and commissions	21,460	9,180
Retirement plan contribution payable	51,770	49,014
Accrued vacation	3,172	3,096
Payroll taxes withheld and accrued	2,496	4,896
Income taxes payable	5,935	3,538
Total current liabilities	93,981	79,007
Other liabilities		
Deferred income taxes	372	536
Total liabilities	94,353	79,543
Stockholder's equity		
Common stock, $.01 par value 25,000 shares authorized, issued and outstanding	250	250
Additional paid-in capital	546,667	546,667
Accumulated deficit	(334,655)	(335,092)
	212,262	211,825
	$ 306,615	$ 291,368

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statements of Operations

52 Week Period Ended July 30, 2010 and 53 Week Period Ended July 31, 2009	2010	2009
Revenue		
Commissions	$ 627,912	$ 834,432
Interest	35,679	87,115
Advisory fees	374,292	183,979
Trading income	24,236	39,738
Dividends	107	2,081
Total revenue	1,062,226	1,147,345
Operating expenses		
Employee compensation and benefits	513,297	529,162
Floor brokerage and ticket charges	226,450	237,712
Other operating expenses	265,353	336,728
Taxes other than income	31,038	33,862
Communciations	19,345	15,726
Total operating expenses	1,055,483	1,153,190
Income (loss) before income taxes	6,743	(5,845)
Income taxes	6,306	2,417
Net income (loss)	$ 437	$ (8,262)

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statement of Changes in Stockholder's Equity

52 Week Period Ended July 30, 2010 and 53 Week Period Ended July 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - July 25, 2008	$ 250	$ 546,667	$ (326,830)	$ 220,087
Net loss	-	-	(8,262)	(8,262)
Balance - July 31, 2009	$ 250	$ 546,667	$ (335,092)	$ 211,825
Net income	-	-	437	437
Balance - July 30, 2010	$ 250	$ 546,667	$ (334,655)	$ 212,262

The accompanying notes are an integral part of these financial statements.

First Georgetown Securities, Inc.

Statements of Cash Flows

52 Week Period Ended July 30, 2010 and 53 Week Period Ended July 31, 2009	2010	2009
Cash flows from operating activities		
Net income (loss)	$ 437	$ (8,262)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	2,701	2,346
Bad debt expense (recovery)	(14,564)	56,799
Deferred taxes	(180)	(799)
Change in:		
Accounts receivable - broker and dealer - net	20,002	(57,867)
Trading securities owned at market value	(24,028)	91,351
Employee advances	-	2,875
Prepaid expenses	808	(260)
Security deposits	-	1,500
Accounts payable	(135)	(1,510)
Accrued payroll and commissions	12,280	(3,579)
Retirement plan contribution payable	2,756	(68,420)
Accrued vacation	76	1,065
Payroll taxes withheld and accrued	(2,400)	(2,433)
Income taxes payable	2,397	(1,622)
Net cash from operating activities	150	11,184
Cash flows from investing activities		
Purchases of property and equipment	(728)	(9,458)
Net change in cash and cash equivalents	(578)	1,726
Cash and cash equivalents - beginning of year	4,991	3,265
Cash and cash equivalents - end of year	$ 4,413	$ 4,991
Supplemental disclosure of cash flow information		
Interest paid	$ -	$ 3
Income taxes paid	$ 4,089	$ 4,838

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

First Georgetown Securities, Inc. (Company), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts. The Company's fiscal year ends on the last Friday of July.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents consist of highly liquid investments with an initial maturity of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable - Broker and Dealer

Accounts receivable – broker and dealer represent receivables due from the clearing broker, National Financial Services, LLC. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectibility of accounts receivable, and those accounts that are considered not collectible are written off as bad debts. During the period ending July 30, 2010, the Company wrote off $474 in accounts receivable. There was no such write-off in 2009.

Trading Securities

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company's financial instruments are recorded at fair value.

Fair Value Measurement

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

<table>
<tr><td>Level 1</td><td>Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.</td></tr>
<tr><td>Level 2</td><td>Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.</td></tr>
<tr><td>Level 3</td><td>Inputs to the valuation methodology are unobservable and significant to the fair value measurement.</td></tr>
</table>

The asset or liability's fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at July 30, 2010 and July 31, 2009.

Money Market funds: Valued at quoted market price for similar assets and other observable inputs such as interest rates offered on similar investments.

Common Stocks: Quoted prices in active market for identical assets or liabilities as of the reporting date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of July 30, 2010 and July 31, 2009:

	Assets at Fair Value as of July 30, 2010			
	Level 1	Level 2	Level 3	Total
Money market funds	$ -	$ 225,183	$ -	$ 225,183
Common stocks	54	-	-	54
Total assets at fair value	$ 54	$ 225,183	$ -	$ 225,237

	Assets at Fair Value as of July 31, 2009			
	Level 1	Level 2	Level 3	Total
Money market funds	$ -	$ 201,128	$ -	$ 201,128
Common stocks	81	-	-	81
Total assets at fair value	$ 81	$ 201,128	$ -	$ 201,209

Property and Equipment

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statement of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method for financial statement purposes and on accelerated methods for income tax purposes.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense was $2,942 and $3,049 for 2010 and 2009, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of depreciation and accrued vacation pay which is recognized for financial statement reporting but is deferred for tax purposes. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 27, 2010, the date the financial statements were available to be issued.

3. Accounts Receivable

Accounts receivable consisted of the following at July 30, 2010 and July 31, 2009:

	2010	2009
Accounts receivable - broker and dealer	$ 105,962	$ 126,439
Allowance for doubtful accounts	(41,760)	(56,799)
	$ 64,202	$ 69,640

4. Trading Securities

Trading securities consisted of the following at July 30, 2010 and July 31, 2009:

	2010	2009
Money market funds	$ 225,183	$ 201,128
Common stock	54	81
	$ 225,237	$ 201,209

5. Property and Equipment

Major classes of property and equipment consisted of the following at July 30, 2010 and July 31, 2009:

	Estimated Useful Life	2010	2009
Furniture and fixtures	5-7 years	$ 65,733	$ 65,005
Leasehold improvements	5 years	7,935	7,935
		73,668	72,940
Accumulated depreciation		(65,265)	(62,564)
		$ 8,403	$ 10,376

6. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of "aggregate indebtedness", as defined, to "net capital", as defined, may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain a minimum net capital of $100,000. On July 30, 2010 and July 31, 2009, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $194,049 and $192,084, respectively and the ratio of aggregate indebtedness to net capital was 49% and 71%, respectively.

7. Accumulated Deficit

In 1975, the corporations of Baxter, Blyden, Selheimer & Company, Inc. and Bronwen Corporation were merged. The successor corporation formed was First Georgetown Securities, Inc. As a result of this merger, a deficit was created in the stockholder's equity section of the Company from operations prior to 1975 and prior to the control of current management. The deficit does not represent obligations of the Company.

8. Income Taxes

The provision for income taxes consists of the following:

	2010	2009
Current federal income taxes	$ 4,697	$ 2,102
Current state income taxes	1,789	1,114
Deferred federal income tax benefit	(129)	(571)
Deferred state income tax benefit	(51)	(228)
	$ 6,306	$ 2,417

Deferred income tax assets as of July 30, 2010 and July 31, 2009 is as follows:

	2010	2009
Accrued vacation	$ 666	$ 650

Deferred income tax liability as of July 30, 2010 and July 31, 2009 is as follows:

	2010	2009
Accumulated depreciation	$ 372	$ 536

9. Operating Leases

The Company leases office space and three automobiles under long-term lease agreements, which are classified as operating leases. The car leases expire during 2012 and the office space lease expires in January 2014. The office space lease contains escalation clauses for operating expenses. The Company's rent expense for office space was $78,924 and $75,746 for 2010 and 2009, respectively.

The following is a schedule of future minimum rental payments required under the above leases for years ending the last Friday in July:

2011	$	109,984
2012		93,782
2013		2,013
2014		43,759
	$	249,538

10. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (Plan) that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the plan are limited to the lesser of 12.5% of employees' eligible compensation or $45,000 for the 52 week and 53 week periods ended July 30, 2010 and July 31, 2009, respectively. The Company elected to make contributions of $51,770 and $49,014 for 2010 and 2009, respectively.

* * * * *



& COMPANY
Certified Public Accountants
Specialized Services
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Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying financial statements of ***First Georgetown Securities, Inc.*** as of and for the 52 week period ended July 30, 2010, and have issued our report thereon dated September 27, 2010. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken a whole.

Goodman & Company, LLP

Rockville, Maryland
September 27, 2010

111 Rockville Pike, Suite 600
Rockville, MD 20850-5120

ph 240.403.3700
fax 240.403.3701

First Georgetown Securities, Inc.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule I

July 30, 2010

Stockholder's equity		
Stockholder's equity qualified for net capital	$	212,262
Nonallowable assets and miscellaneous capital charges		
Petty cash		300
Prepaid expenses		3,694
Property and equipment		8,403
Reserve for unsecured debt		625
Deferred tax asset		666
Trading and investment securities		4,525
		18,213
Net capital	$	194,049
Amounts included in total liabilities which represent aggregate indebtedness	$	94,353
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirements	$	94,049
Ratio of aggregate indebtedness to net capital		49%

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of July 30, 2010.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(ii).


Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
First Georgetown Securities, Inc.

In planning and performing our audit of the financial statements of ***First Georgetown Securities, Inc.*** (Company), as of and for the 52 week period ended July 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 Rockville Pike, Suite 600
Rockville, MD 20850-5120

ph 240.403.3700
fax 240.403.3701

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a remote possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at July 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company, LLP

Rockville, Maryland
September 27, 2010

Independent Accountants' Report On Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

First Georgetown Securities, Inc.

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

First Georgetown Securities, Inc.

Contents



Certified Public Accountants
Specialized Services
Business Solutions

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
First Georgetown Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the 52 week period ended July 30, 2010, which were agreed to by First Georgetown Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating First Georgetown Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Georgetown Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the 52 week period ended July 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the 52 week period ended July 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

111 Rockville Pike, Suite 600
Rockville, MD 20850-5120

ph 240.403.3700
fax 240.403.3701

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodman + Company, LLP

Rockville, Maryland
September 27, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

~~General Assessment Reconciliation~~

SIPC-7

(32-REV 6/10)

For the fiscal year ended July 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-018390 FINRA JUL 6/30/1975
FIRST GEORGETOWN SECURITIES INC
1700 DIAGONAL RD #200
ALEXANDRIA, VA 22314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 1,876
B. Less payment made with SIPC-6 filed (exclude interest) 2/22/10 Date Paid		(985)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		891
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 891
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 891	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Georgetown Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of August, 2010.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning August 1, 2009 and ending July 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,062,225
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	85,520
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	226,450
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	311,970
2d. SIPC Net Operating Revenues	$ 750,255
2e. General Assessment @ .0025	$ 1,876

(to page 1 but not less than $150 minimum)